Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 16 DATED FEBRUARY 10, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Announce our net asset value per share as of December 31, 2021;
●	Update our plan of operation; and
●	Update our description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of December 31, 2021, we had raised total aggregate gross offering proceeds of approximately $101,696,290 and had issued approximately 10,119,169 common shares in the Offerings, purchased by approximately 6,520 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Distributions

On December 31, 2021, our Manager authorized a daily cash distribution of $0.0017720548 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on January 1, 2022 and ending on January 31, 2022 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about February 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.78 per share net asset value, calculated for the period beginning January 1, 2022 and ending January 31, 2022. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of December 31, 2021

On February 10, 2022, our Manager determined that our net asset value (“NAV”) per share is $10.77 as of December 31, 2021. This NAV per share will be effective until updated by us on or about March 31, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2021 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2021.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective February 10, 2022, the offering price per share is $10.77, our NAV per share as of December 31, 2021. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.77 and repurchases of shares made pursuant to the share repurchase program will be made at $10.77.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of February 10, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $361 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $676 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the value of the properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager or Realty Mogul, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Haverford Place – Georgetown, Kentucky

On February 2, 2022, we acquired a $9,000,000 joint-venture limited partnership equity investment (the “Haverford Equity Investment”) in an entity that owns Haverford Place, a 160-unit, Class A- apartment and townhome community (the “Haverford Property”) in Georgetown, Kentucky, which city is located in the Lexington, Kentucky Metropolitan Statistical Area. In connection with the Haverford Equity Investment, the entity acquiring the Haverford Property entered into a 10-year loan with an agency lender in the amount of $20,914,000 (the “Haverford Place Loan”). The Haverford Place Loan has a fixed interest rate of 3.24% and is interest-only for the first 60 months, after which payments will be interest and principal based on a 30-year amortization schedule.

The entity will be managed by RM Communities Haverford Place GP, LLC (“RM Communities Haverford Place GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, is a wholly-owned subsidiary of Realty Mogul. RM Communities and RM Communities Haverford Place GP will be entitled to certain fees in connection with this transaction. RM Communities Haverford Place GP will also serve as the sponsor of this transaction.

The Haverford Property is a 160-unit apartment and townhome community built in 2001, containing 192,984 rentable square feet within twenty individual residential structures. The residential units consist of 32 one-bedroom units, 12 two-bedroom and two-bath units, 76 two-bedroom one and one-half bath units, and 40 three-bedroom and two-bath units. The unit sizes at the Haverford Property average 259 square feet larger than other nearby comparable properties. We believe that larger unit sizes are highly sought-after due to the increased prevalence of remote working.

The business plan for the Haverford Property consists of marking rents to market and implementing a value-add program. The submarket has exhibited strong demand for premium finishes. RM Communities plans to allocate approximately $11,725 per unit to upgrade the interior of all the units to include granite countertops, refreshed cabinet faces, backsplashes, new fixtures, upgraded lighting, new paint, and washers and dryers, among other interior upgrades, in order to increase current rental rates. Additionally, RM Communities plans to allocate $620,000 for exterior and common area upgrades such as expanding the dog park, upgrading the clubhouse and pool area, adding package lockers, and curing deferred maintenance. The Haverford Property was 95.6% occupied as of February 2, 2022, and renovations to vacant units are expected to begin promptly.

The Haverford Property is located in Georgetown, Kentucky, a suburb of Lexington, Kentucky, and home to Toyota Motor Manufacturing Kentucky, Toyota’s first wholly owned manufacturing facility in the United States. Toyota recently announced plans to invest an additional $461 million to upgrade this facility. We believe the facility plays a critical role in Toyota’s global electrification strategy and it also produces the Toyota Camry, the best-selling passenger car in the United States, according to Toyota. Georgetown has seen significant developments in public infrastructure throughout the city, including the addition of new shopping centers and dining options. Additionally, the submarket is home to Georgetown College, multiple historical reserves and museums and state-renowned Scott County Community Park.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform that has facilitated investments in over $4.5 billion of real estate as of February 10, 2022, including historical investments in over 24,000 apartment units as of February 10, 2022. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 40,000 units within fifty cities.

As stated above, RM Communities and RM Communities Haverford Place GP will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Haverford Property. Effective Gross Income means the Haverford Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Haverford Place GP is entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

NV Energy NNN – Las Vegas, Nevada

As previously disclosed, on July 9, 2020, we acquired a $6,000,000 joint-venture limited partnership equity investment (the “NV Equity Investment”) in an entity that owns a single-tenant, triple-net leased office asset in Las Vegas, Nevada (the “NV Property”). We acquired the NV Equity Investment from Power House Holdings, LLC (“Power House Holdings”). Power House Holdings is a special purpose entity that serves as the sole owner of another special purpose entity, which acquired the NV Property for $33,350,000.

In July 2021, we received an unsolicited offer by the sponsor, Power House Holdings, to acquire the NV Equity Investment. Pursuant to such offer, in September 2021, a redemption agreement (the “Redemption Agreement”) was executed for the acquisition of the NV Equity Investment by an entity that is a wholly-owned subsidiary of the sponsor of the transaction in the amount of $10,146,051, plus any accrued net income from the NV Property (the “Redemption Amount”). The Redemption Amount has an implied NV Property value of $49,960,450. Also, as previously disclosed, in connection with the disposition, Power House Holdings agreed to pay a disposition fee on behalf of the Company to our Manager in an amount equal to 1.00% of the $49,960,450. Pursuant to the Redemption Agreement, Power House Holdings redeemed the NV Equity Investment on December 31, 2021. We anticipate an additional payment in 2022 for accrued net income.

As previously disclosed, the NV Property was originally acquired for $33,350,000, or $114 per square foot. The NV Equity Investment was redeemed at an implied NV Property value of $49,960,450, or $171 per square foot, reflecting a 49.8% increase. The initial underwriting for the NV Property projected a property-level internal rate of return (“IRR”) of 15.2%, a 2.2x equity multiple and 18.4% average cash-on-cash return throughout a 7-year hold period. The NV Property achieved approximately a 92.1% property-level IRR, a 2.5x equity multiple and a 18.4% average cash-on-cash return over the 1.5-year hold period.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of January 31, 2022, cumulative since inception, we have paid 63 consecutive monthly distributions to shareholders totaling over $18,500,000, of which approximately $8,600,000 was paid in cash and $9,900,000 was reinvested in our shares pursuant to the distribution reinvestment plan.